Filed Pursuant to Rule 424(b)(3)

Registration No. 333-225641

Prospectus Supplement No. 3

OWC Pharmaceutical Research Corp.

47,500,000 Shares of Common stock

This prospectus supplement no. 3 (the “Prospectus Supplement”) supplements the information contained in the prospectus dated July 3, 2018 (the “Prospectus”) relating to the offer and sale from time to time of up to 47,500,000 shares of our common stock by the selling stockholder of OWC Pharmaceutical Research Corp. named in the Prospectus. The number of shares offered for sale by the selling stockholder consists of up to (i) 140% of the 25,000,000 shares (or 35,000,000 shares) of our common stock currently issuable upon the conversion of 500 shares of our new series of preferred stock designated as Series A Preferred Stock (the “Series A Preferred Shares”) held by the selling stockholder and (ii) 12,500,000 shares of our common stock currently issuable upon exercise of a warrants held by the selling stockholder (the “Warrants”). The selling stockholder acquired the Preferred Shares and the Warrants from us pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”), dated April 30, 2018, by and between the Company and the investor identified therein (the “Investor”).

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2018 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

Investing in our common stock is highly speculative and involves a high degree of risk. Please consider carefully the specific factors set forth under “Risk Factors” beginning on page 4 of the Prospectus and in our filings with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 4, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): November 30, 2018

OWC PHARMACEUTICAL RESEARCH CORP.
(Exact Name of Registrant as Specified in its Charter)

Commission File No.: 0-54856

Delaware	98-0573566
(State of Incorporation)	(I.R.S. Employer Identification No.)

2 Ben Gurion Street, Ramat Gan, Israel	4514760
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, including area code: +972-72-260-8004

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 8.01 Other Events.

[Allegations against Dr. Yehuda Baruch]

On November, 27, 2018, the Tel Aviv, regional Prosecutor’s Service filed criminal charges against Dr. Yehuda Baruch, the Chief Medical and Regulatory Affairs Officer of OWC Pharmaceutical Research Corp. (the “Company”), alleging that Dr. Baruch conducted an improper sexual relationship with a psychiatric patient. Dr. Baruch denies all allegations. Such criminal charges are not directed at, and do not concern, the Company, any actions of Dr. Baruch in the Company or any other of our directors or officers. The Company is currently evaluating its options in light of the allegations brought against Dr. Baruch.

[Adjustment to Series A Convertible Preferred Stock]

The aforementioned charges brought against Dr. Baruch are considered a “triggering event” (a “Triggering Event”) under the certificate of designation (the “Certificate of Designation”) governing our Series A Convertible Preferred Stock (the “Series A Preferred Shares”). Subject to certain beneficial ownership limitations of the Series A Preferred Shares, at any time during the period commencing on the date of the occurrence of a Triggering Event and ending on the date of the cure of such Triggering Event, a holder of the Series A Preferred Shares may, at such holder’s option, by delivery of notice to the Company, specify a future date upon which such holder shall require the Company to convert all, or any number of, Series A Preferred Shares into shares of the Company’s common stock at an adjusted conversion ratio as specified in the Certificate of Designation.

Any additional shares of our common stock issued upon the conversion of the Series A Preferred Shares could dilute the ownership of the current holders of shares of our outstanding common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OWC Pharmaceutical Research Corp.

By:	/s/ Mordechai Bignitz
Name:	Mordechai Bignitz
Title:	Chief Executive Officer

Date: November 30, 2018

OWC PHARMACEUTICAL RESEARCH CORP.

47,500,000 shares of Common stock

Prospectus Supplement

December 4, 2018